UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 2, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Relevant Information Communication

Dear Sirs:

We comply with informing as a Relevant Information Communication that today, Graña y Montero S.A.A., El Condor Combustibles S.A., Inversiones y Asesorías Samburu SpA and GYM Chile SPA - subsidiary of Graña y Montero - (the "Sellers") and GDF Suez Energie Chile Holding SpA and Engie Services Peru (the "Buyers") have subscribed a stock purchase agreement whereby the Sellers transfer the total of their shares in CAM Chile SpA and CAM Servicios del Peru S.A. in favor of the Buyers, in their capacity as the only shareholders of said companies.

The direct and indirect participation of Graña y Montero in CAM Chile SpA and CAM Servicios del Peru S.A. is equivalent to 73.16% of the share capital of these companies, which gives services in the electricity and telecommunications markets in Chile, Colombia (in the case of CAM Chile SpA) and Peru (in the case of CAM Servicios del Peru S.A.), respectively, directly and/or through their corresponding operating units.

The determination of the final sale price and the closing of the aforementioned transaction is subject to the verification of standard precedent conditions in this type of transactions (among others, the confirmation of the National Economic Prosecutor of Chile that the transaction will not generate a concentration of market). The maximum date for the closing of the transaction is October 31, 2018.

Finally, we commit ourselves to timely inform the market, as a Relevant Information Communication, the result of the closing of the transaction and the determination of the sale price, as appropriate.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: August 2, 2018